Exhibit 99.1

AVRICORE HEALTH ENGAGES OAK HILL FINANCIAL TO PROVIDE INVESTOR RELATIONS AND ADVISORY SERVICES

VANCOUVER, BRITISH COLUMBIA – September 13, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) announces that it has appointed Oak Hill Financial Services Inc. (“Oak Hill”) to provide the Company with investor relations and advisory services. Oak Hill is a Toronto-based financial services company that assists companies in enhancing their corporate profile.

Under the engagement, Oak Hill will be paid a fee of $12,000 per month for an initial three months. More specifically, Oak Hill will provide services such as drafting marketing materials and reaching out to its Canadian investor network to expand Avricore’s visibility in the financial community. In certain circumstances, additional services may be provided to the Company by Oak Hill and additional contingent consideration for such services may be applicable.

“We are really excited by Oak Hill’s track record of success in our sector, and they share our passion for the mission behind our core business,” said Hector Bremner CEO of Avricore Health. “I’m confident in their team’s abilities to help us achieve our market-based goals.”

The Company has, subject to regulatory approval, granted Oak Hill stock options to purchase 250,000 common shares of the Company at an exercise price of $0.17 per share for a period of eighteen months. The engagement of Oak Hill is subject to TSX Venture Exchange approval.

About Oak Hill Financial

Oak Hill Financial is a leading Canadian marketing and distribution firm, focused on IIROC retail brokerage networks, servicing both asset managers and public companies. Oak Hill Financial’s experienced team of former asset management wholesalers, research analysts and capital market professionals specializes in building credibility for their clients to a network of over 10,000 Canadian IIROC retail brokers and over 300 North American funds.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy.